UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 9)*
Under the Securities Exchange Act of 1934

ESH HOSPITALITY, INC.
(Name of Issuer)

Class B Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

Christopher Dekle, Esq.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277
(980) 345-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(1-1(f) or 240.13d-1(g), check the following box.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Extended Stay America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

250,493,583 shares of Class A Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class A Common Stock”), convertible into 250,493,583 shares of Class B Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class B Common Stock” and each share, a “Class B Share”)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,493,583 shares of Class A Common Stock, convertible into 250,493,583 Class B Shares[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.52%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

[1]
The Class A Common Stock is convertible on a one-to-one basis for Class B Common Stock only to facilitate (i) a dividend by Extended Stay America Inc. in respect of its common stock or (ii) a sale to a third party by the Reporting Person of a share of the common stock of Extended Stay America, Inc. paired to a share of the Class B Common Stock of the Issuer  (together, a “Paired Share”) in connection with the use of Paired Shares to acquire assets, property or services, in each case, of any type. Giving effect to the conversion of all Class A Common Stock, the Reporting Person beneficially owns 58.52% of all shares of Class B Common Stock (calculated in accordance with Rule 13d-3(d) of the Act and based upon a total of 177,560,635 Class B Shares outstanding as of March 14, 2021).

This Amendment No. 9 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Person as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014 with the SEC, Amendment No. 2 to the Schedule 13D filed on November 19, 2015, Amendment No. 3 to the Schedule 13D filed on October 7, 2016, Amendment No. 4 to the Schedule 13D filed on November 22, 2016, Amendment No. 5 to the Schedule 13D filed on December 20, 2016, Amendment No. 6 filed on March 14, 2017, Amendment No. 7 filed on May 5, 2017, Amendment No. 8 filed on June 5, 2017 (collectively, the “Schedule 13D”) with respect to the Class B Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 2.  Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented to add the following.
The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Person is set forth in Schedule I attached hereto.

During the past five years, neither the Reporting Person (nor, to the knowledge of  the Reporting Person, has any of the persons listed on Schedule I hereto) (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following.
On March 14, 2021, Reporting Person and the Issuer (together with the Reporting Person, the “Paired Entities”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eagle Parent Holdings L.P., a Delaware limited partnership (“Parent”), Eagle Merger Sub 1 Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“MergerCo 1”), and Eagle Merger Sub 2 Corporation, a Delaware corporation and wholly owned subsidiary of MergerCo 1 (“MergerCo 2”).  Parent, MergerCo 1 and MergerCo 2 are directly or indirectly owned 50% by Blackstone Real Estate Partners IX, L.P. (“Blackstone”), which is an affiliate of The Blackstone Group Inc. and 50% by SAR Public Holdings, L.L.C. and its affiliate, Starwood Distressed Opportunity Fund XII Global, L.P. (“Starwood”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, MergerCo 1 will merge with and into the Reporting Person (the “Reporting Person Merger”), and MergerCo 2 will merge with and into the Issuer (the “Issuer Merger” and, together with the Company Merger, the “Mergers”).  Upon completion of the Mergers, the Reporting Person will survive and become a wholly owned subsidiary of Parent and the Issuer will survive and become a wholly owned subsidiary of the Reporting Person.  The Mergers and the other transactions contemplated by the Merger Agreement were unanimously approved by the Reporting Persons’s board of directors (the “Reporting Person Board”) and also approved by the Issuer’s board of directors (the “Issuer Board”).

Pursuant to the terms and conditions in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”) each then issued and outstanding paired share of the Paired Entities (each a “Paired Share”) (consisting of a share of common stock, par value $0.01 per share, of the Reporting Person (the “Reporting Person  Common Stock”) paired with a share of Class B  Common Stock, other than Paired Shares then held by Parent, Paired Entities or any of their subsidiaries, will be converted into a right to receive (1) $19.50 in cash, plus (2) if the Mergers are consummated after July 27, 2021 (or, earlier, under certain circumstances), a per diem amount of $0.001 for each day from and after such date until, but not including, the closing date (such sum, the “Merger Consideration”), without interest thereon.

Under the terms of the Merger Agreement, at the request of Parent, immediately prior to the Effective Time, the Reporting Person will pay a special divided (“Special Dividend”) of up to $1.75 per share in respect of each share of the Reporting Person Common Stock included in each Paired Share.  The Merger Consideration will be reduced by the amount of such Special Dividend.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Paired Entities to, in all material respects, use commercially reasonable efforts to carry on its business in the ordinary course of business consistent with past practice, subject to certain exceptions, during the period between the execution of the Merger Agreement and the consummation of the Mergers. The obligations of the parties to consummate the Mergers are not subject to any financing condition or the receipt of any financing by Parent, MergerCo 1 or MergerCo 2. Under the terms of the Merger Agreement, except for the Special Dividend and the payment of the dividends declared by the Paired Entities on February 25, 2021, the Paired Companies may not declare or pay dividends to the holders of Paired Shares during the period between the execution of the Merger Agreement and the consummation of the Mergers (other than any dividend required to be paid by the Issuer to maintain its status as a Real Estate Investment Trust for federal income tax purposes, with the Merger Consideration subject to reduction by the amount of any such dividend).  In addition, the Reporting Person may not transfer its shares of class A common stock, par value $0.01 per share, of the Issuer (the “Class A Common Stock”).

The consummation of the Mergers is subject to certain customary closing conditions, including, among others, approval and adoption of the Merger Agreement and the Mergers and the other transactions contemplated by the Merger Agreement by (1) the affirmative vote of the holders of a majority of all outstanding shares of Reporting Person Common Stock entitled to vote on the matter (the “Requisite Reporting Person Vote”) and (2) the affirmative vote of the holders of a majority of all outstanding shares of  Class B Common Stock and shares of Class A Common Stock, voting together as a single class (the “Requisite Issuer Vote”, and together with the Requisite Reporting Person Vote, the “Requisite Vote”).  The Merger Agreement requires the Reporting Person and the Issuer to each to convene special meetings of their respective stockholders for purposes of obtaining the Requisite Reporting Person Vote and the Requisite Issuer Vote, respectively. SAR Public Holdings, L.L.C., which beneficially owns approximately 9.4% of the outstanding Paired Shares, has executed a Support Agreement with Parent pursuant to which such affiliate agreed to vote its Paired Shares in favor of the Requisite Vote.  Pursuant to the Merger Agreement, the Reporting Person has agreed to vote all of the shares of Class A Common Stock owned by it in favor of the Requisite Issuer Vote.  Those shares of Class A Common Stock alone represent sufficient votes to ensure the Requisite Issuer Vote is obtained.

The Paired Entities have agreed not to solicit or enter into an agreement regarding an Acquisition Proposal (as defined in the Merger Agreement), and, subject to certain exceptions, are not permitted to enter into discussions or negotiations concerning, or provide non-public information to a third party, in connection with, any Acquisition Proposal (as defined in the Merger Agreement).  However, the Paired Entities may, prior to obtaining the Requisite Vote, engage in discussions or negotiations and provide non-public information to a third party which has made an unsolicited written bona fide Acquisition Proposal if the Reporting Person Board and the Issuer Board determine in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement).

Prior to obtaining the Requisite Vote, the Reporting Person  Board and Issuer  Board may, in certain circumstances, effect a Change of Recommendation (as defined in the Merger Agreement), subject to complying with specified notice and other conditions set forth in the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances by the Paired Entities, including prior to obtaining the Requisite Vote and after following certain procedures and adhering to certain restrictions, if the Reporting Person Board and the Issuer Board authorize the Paired Entities to enter into a definitive agreement providing for the implementation of a Superior Proposal.  In addition, Parent may terminate the Merger Agreement under certain circumstances.

Upon a termination of the Merger Agreement, under certain circumstances, the Paired Entities will be required to pay a termination fee to Parent of $105 million, except that the termination fee will be $61.25 million if (1) a third party submits a Qualified Proposal (as defined in the Merger Agreement) prior to April 14, 2021, (2) prior to April 28, 2021, the Paired Entities provide notice to Parent of their intention to terminate the Merger Agreement to enter into a definitive agreement providing for the implementation of such Qualified Proposal, and (3) the Paired Entities terminate the Merger Agreement in order to enter into a definitive agreement with such third party providing for the implementation of a Superior Proposal within a specified time.

Upon termination of the Merger Agreement in certain other circumstances, Parent will be required to pay the Reporting Person a termination fee of $300 million.  Blackstone Real Estate Partners IX L.P. and Starwood Distressed Opportunity Fund XII Global, L.P. have each guaranteed certain payment obligations of Parent under the Merger Agreement up to $150 million (plus certain other payment amounts).

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 7 hereto, and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to provide stockholders of the Issuer with information regarding its terms. It is not intended to provide any other factual or financial information about the Paired Entities, Parent or any of their respective affiliates or businesses. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties have been qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders of the Issuer should not rely on the representations, warranties, covenants and agreements contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of the Paired Entities Parent, MergerCo 1, MergerCo 2 or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Paired Entities’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Paired Entities, Parent, MergerCo 1 and MergerCo 2 and their respective affiliates and the transactions contemplated by the Merger Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 9.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and supplemented to add the following Exhibit:

7.
Agreement and Plan of Merger, dated as of March 14, 2021, by and among Eagle Parent Holdings L.P., Eagle Merger Sub 1 Corporation, Eagle Merger Sub 2 Corporation, Extended Stay America, Inc. and ESH Hospitality, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 15, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 18, 2021

EXTENDED STAY AMERICA, INC.
By:	/s/ Christopher Dekle
Name: Title:	Christopher Dekle General Counsel & Corporate Secretary

SCHEDULE I

The name of each executive officer and director of the Reporting Person is set forth below.
The business address of each person listed below is c/o Extended Stay America, Inc., 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.
Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Principal Occupation or Employment (with the Reporting Person unless otherwise indicated)
Bruce N. Haase	Chief Executive Officer, President and Director
Michael L. Kuenne	Senior Vice President, Chief Customer Experience Officer
David Clarkson	Chief Financial Officer
Randy Fox	Executive Vice President, Property Operations
Kelly Poling	Executive Vice President, Chief Commercial Officer
Christopher Dekle	General Counsel and Corporate Secretary
Nancy Templeton	Senior Vice President, Chief Information Officer
Howard J. Weissman	Corporate Controller and Chief Accounting Officer
Kevin Henry	Chief Human Resource Officer
Douglas G. Geoga	President and Chief Executive Officer of Salt Creek Hospitality, LLC
Ellen Keszler	President and Chief Executive Officer of Clear Sky Associates
Jodie W. McLean	Chief Executive Officer of EDENS
Thomas F. O’Toole	Associate Dean of Executive Education and Clinical Professor of Marketing, at the Kellogg School of Management of Northwestern University
Kapila K. Anand	Director
Richard F. Wallman	Director